Exhibit 99.1

Waterdrop Inc. Announces Fourth Quarter and Fiscal Year 2022 Unaudited Financial Results

BEIJING, March 17, 2023 /PRNewswire/ - Waterdrop Inc. (“Waterdrop”, the “Company” or “we”) (NYSE: WDH), a leading technology platform dedicated to insurance and healthcare service with a positive social impact, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2022.

Financial and Operational Highlights for the Fourth Quarter of and Fiscal Year 2022

•

Resilient business development and healthy revenue growth: For the fourth quarter of 2022, the first-year premiums (“FYP”) generated through our Waterdrop Insurance Marketplace amounted to RMB1,591.9 million (US$230.8 million), a decrease of 16.2% year over year. Our net operating revenue was RMB679.5 million (US$98.5 million), which represents an increase of 12.5% year over year, and extends our growth momentum as we made further progress on reforming our business strategy.

•

Effective financial discipline and sustained profitability: For the fourth quarter of 2022, our sales and marketing expenses decreased by 42.8%, and total operating costs and expenses decreased by 10.5% year over year. Our net profit reached RMB126.2 million (US$18.3 million), continuing the trend in profitability since the beginning of 2022. Our solid financial performance highlights our achievements in cost control and profit enhancement.

•

Positive cash flow: As of December 31, 2022, our cash and cash equivalents and short-term investments balance increased by RMB116.0 million from the end of the third quarter of 2022 to RMB3,704.5 million (US$537.1 million), as we continued to generate positive operating cash flow, partially offset by the investing and financing cash outflow.

•

Further expanded product offerings: As of December 31, 2022, we offered 775 insurance products on our platform, as compared with 536 as of September 30, 2022. In the fourth quarter of 2022, the FYP generated from critical illness insurance products increased by 25.7% year over year and accounted for 29.0% of overall FYP generated through our Waterdrop Insurance Marketplace.

•	As of December 31, 2022, approximately 426 million people cumulatively had donated an aggregate of approximately RMB56.9 billion to over 2.77 million patients through Waterdrop Medical Crowdfunding.

Mr. Peng Shen, Founder, Chairman, and Chief Executive Officer of Waterdrop, commented, “We demonstrated resilience and delivered net operating revenue of RMB 2.8 billion and net profit of RMB 607.7 million in the year of 2022. We are pleased to have achieved the profitability target we set for the full year of 2022, enabled by our substantial business scale, efficient operations, and strong financial discipline. Despite the challenging operating environment in the fourth quarter, we were pleased to have generated positive operating cash flow for the whole year.

In terms of the insurance business, despite the temporary external headwinds such as the pandemic and industry adjustments, we have been proactively optimizing our business operations and consistently exploring new customer acquisition channels. By streamlining our transaction processes to be more user-centric and enriching insurance product offerings, we consistently strengthened our user lifecycle management and our take rates and the repurchase and renewal rates remained at high levels. In addition, we adhered to promoting insurance product diversification and business innovation. For instance, regarding products for customers with illness, we cooperated with a world top insurer to launch a customized product against leukemia recurrence for the patients to meet their evolving protection needs and fill the market gaps.

As for the medical crowdfunding business, in the fourth quarter, our Operational Transparency Committee made further improvements, which enabled the transparency from a single campaign to the whole medical fundraising platform. To be more specific, we began to make available the monthly billings, including the fund overview and breakdown of the funds raised on our crowdfunding platform, as well as the campaign review status for public oversight and monitoring. We strive to ensure the fund safety and continue to implement various measures to detect and reduce the occurrence of fraudulent activities on our platform.

Although operation and development of clinical trials were greatly impacted by the pandemic in many provinces and cities across the country in the fourth quarter, our E-find Patient Platform still enrolled approximately 700 patients in the fourth quarter, with approximately 80 new clinical trial programs successfully launched. For the full year of 2022, E-find Patient Platform enrolled more than 2800 patients. Leveraging our digital and technology capabilities and the track records of sustainable business growth, we aspire to create an industry paradigm for identifying and recruiting eligible patients through E-find Patient Platform, and accelerate the go-to-market process of clinical trials. With our excellent reputation and influential position in the pharmaceutical industry, we will actively explore and develop more high-value Contract Research Organization (the “CRO”) services along the value chain.

To summarize, we remain confident in the value of our businesses and services for users and our ability to achieve our financial and business goals. Looking ahead, we will continue to execute our user-centric strategy and generate positive values for our users and shareholders in 2023.”

Financial Results for the Fourth Quarter of 2022

Operating revenue, net

Net operating revenue for the fourth quarter of 2022 increased by 12.5% year over year to RMB679.5 million (US$98.5million) from RMB603.9 million for the same period of 2021, which was primarily due to the collection of insurance-related income, crowdfunding service fees and digital clinical trial solution income.

•

Insurance-related income includes insurance brokerage income and technical service income. Insurance brokerage income represents brokerage commissions earned from insurance companies. Technical service income is derived from providing technical services including customer relationship maintenance, customer complaint management, claim review, and user referral services, among other things, to insurance companies, insurance brokers, and agency companies. Our insurance-related income amounted to RMB611.5 million (US$88.7 million) in the fourth quarter of 2022, representing an increase of 5.0% year over year from RMB582.2 million for the fourth quarter of 2021, which was mainly due to the increase in insurance brokerage income.

•

Crowdfunding service fees represent the service income earned when patients successfully withdraw the proceeds from their crowdfunding campaigns. Our role is to operate the Waterdrop Medical Crowdfunding platform to provide crowdfunding related services through the internet, enabling patients with significant medical bills to seek help from caring hearts through technology (the “medical crowdfunding services”). Our medical crowdfunding services generally consist of providing technical and internet support, managing, reviewing and supervising the crowdfunding campaigns, providing comprehensive risk management and anti-fraud measures, and facilitating the collection and transfer of the funds. Since April 7, 2022, our crowdfunding platform has ceased to fully subsidize the related cost and started to charge a service fee of 3% of the funds raised, up to a maximum amount of RMB5,000 for a single campaign. Considering the specific situation of each case, we may selectively subsidize the service fee for certain extremely needy patients. For the fourth quarter of 2022, we generated RMB40.7 million in crowdfunding service fees, compared to nil in the same period of 2021.

•

Digital clinical trial solution income represents the service income earned when we match qualified patients with optimal suitability for enrollment in clinical trials for our customers mainly including biopharmaceutical companies and leading biotechnology companies. For the fourth quarter of 2022, we generated RMB22.7 million in service fees, compared to RMB0.6 million in the same period of 2021.

Operating costs and expenses

Operating costs and expenses decreased by 10.5% year over year to RMB606.6 million (US$87.9 million) for the fourth quarter of 2022, due to the effective cost control measures taken since the third quarter of 2021. On a quarter-over-quarter basis, operating costs and expenses decreased by 5.2%.

•

Operating costs increased by 41.3% year over year to RMB278.6 million (US$40.4 million) for the fourth quarter of 2022, compared with RMB197.1 million for the fourth quarter of 2021, which was primarily driven by (i) a RMB51.2 million increase in professional and outsourced customer service fees, and (ii) an increase of RMB56.6 million mainly due to recording the crowdfunding consultants team costs as operating costs rather than as sales and marketing expense, as we started to generate crowdfunding service fees since April, 2022, partially offset by a RMB41.4 million decrease in personnel cost for our consultants and insurance agents team. On a quarter-over-quarter basis, operating costs decreased by 18.4% in the fourth quarter of 2022, primarily due to the fact that professional and outsourced customer service fees decreased by RMB24.9 million, as compared to the third quarter of 2022.

•

Sales and marketing expenses decreased by 42.8% year over year to RMB137.8 million (US$20.0 million) for the fourth quarter of 2022, compared with RMB241.0 million for the same quarter of 2021. The decrease was primarily due to (i) a RMB36.1 million decrease in marketing expenses to third-party traffic channels and (ii) a RMB79.6 million decrease in outsourced sales and marketing service fees to third parties. On a quarter-over-quarter basis, sales and marketing expenses remained stable compared with RMB137.9 million for the third quarter of 2022.

•

General and administrative expenses decreased by 20.3% year over year to RMB118.6 million (US$17.2 million) for the fourth quarter of 2022, compared with RMB148.7 million for the same quarter of 2021. The year-over-year variance was due to the combined impact of (i) a decrease of RMB39.0 million impairment loss over prepayment in the fourth quarter of 2021, and partially offset by an increase of RMB 14.9 million allowance for doubtful accounts in the fourth quarter of 2022, and (ii) a RMB7.7 million decrease in personnel cost. On a quarter-over-quarter basis, general and administrative expenses increased by 44.5% in the fourth quarter of 2022, primarily due to (i) RMB18.4 million increase in allowance for doubtful accounts, (ii) RMB8.5 million increase in professional service fees, and (iii) RMB4.2 million increase in share-based compensation expenses, as compared to the third quarter of 2022.

•

Research and development expenses decreased by 21.2% year over year to RMB71.7 million (US$10.4 million) for the fourth quarter of 2022, compared with RMB91.0 million for the same period of 2021. The decrease was primarily due to RMB16.1 million decreases in research and development personnel costs. On a quarter-over-quarter basis, research and development expenses decreased by 8.5% from RMB78.4 million, which was mainly due to RMB6.4 million decrease in research and development personnel costs.

Operating profit for the fourth quarter of 2022 was RMB72.9 million (US$10.6 million), compared with an operating loss of RMB73.9 million for the fourth quarter of 2021 and an operating profit of RMB132.6 million for the third quarter of 2022.

Interest income for the fourth quarter of 2022 was RMB27.7 million (US$4.0 million), compared with RMB12.2 million for the same period of 2021. The increase was primarily due to the increase in our bank balance and short-term investments as a result of the positive operating cash flow generated from the business.

Income tax expense for the fourth quarter of 2022 was RMB0.5 million (US$0.1 million), compared with RMB5.0 million for the same period of 2021.

Net profit attributable to Waterdrop for the fourth quarter of 2022 was RMB126.2 million (US$18.3million), compared with a net loss of RMB71.2 million for the same period of 2021, and a net profit of RMB169.6 million for the third quarter of 2022.

Adjusted net profit attributable to Waterdrop for the fourth quarter of 2022 was RMB159.7 million (US$23.2 million), compared with an adjusted net profit of RMB5.9 million for the same period of 2021, and an adjusted net profit of RMB215.7 million for the third quarter of 2022.

Cash and cash equivalents and short-term investments

As of December 31, 2022, the Company had combined cash and cash equivalents and short-term investments of RMB3,704.5 million (US$537.1 million), as compared with RMB2,787.1 million as of December 31, 2021.

Financial Results for the Fiscal Year of 2022

Net operating revenue for the year of 2022 decreased by 12.6% year over year to RMB2,801.8 million (US$406.2 million) from RMB 3,205.9 million for the year of 2021, which was primarily due to the decrease of insurance related income.

•

Insurance-related income includes insurance brokerage income and technical service income. Insurance brokerage income represents brokerage commissions earned from insurance companies. Technical service income is derived from providing technical services including customer relationship maintenance, customer complaint management, claim review, and user referral services, among other things, to insurance companies, insurance brokers, and agency companies. Our insurance-related income amounted to RMB2,559.2 million (US$371.0 million) in 2022, representing a decrease of 16.7% year over year from RMB3,071.0 million for the year of 2021, which was mainly due to the decrease in insurance brokerage income.

•

Crowdfunding service fees represent the service income earned when patients successfully withdraw the proceeds from their crowdfunding campaigns. Our medical crowdfunding services generally consist of providing technical and internet support, managing, reviewing and supervising the crowdfunding campaigns, providing comprehensive risk management and anti-fraud measures, and facilitating the collection and transfer of the funds. Since April 7, 2022, our crowdfunding platform has ceased to fully subsidize the related cost and started to charge a service fee of 3% of the funds raised, up to a maximum amount of RMB5,000 for a single campaign. Considering the specific situation of each case, we may selectively subsidize the service fees for certain extremely needy patients. For the year of 2022, we generated RMB155.8 million in crowdfunding service fees, compared to nil in the year of 2021.

•

Digital clinical trial solution income represents the service income earned when we match qualified patients with optimal suitability for enrollment in clinical trials for our life sciences customers. For the year of 2022, we generated RMB59.5 million in service fees, compared to RMB0.6 million in the year of 2021.

Operating costs and expenses

Operating costs and expenses decreased by 54.2% year over year to RMB2,323.8 million (US$336.9 million) for the year of 2022, due to the effective cost control measures taken since the third quarter of 2021.

•

Operating costs decreased by 3.3% year over year to RMB1,019.4 million (US$147.8 million) for the year of 2022, compared with RMB1,054.5 million for the year of 2021, which was primarily driven by a RMB219.9 million decrease in personnel cost for our consultants and insurance agents team, partially offset by an increase of RMB181.8 million mainly due to recording the crowdfunding consultants team costs as operating costs rather than as sales and marketing expense, as we started to generate crowdfunding service fees since April 2022.

•

Sales and marketing expenses decreased by 79.9% year over year to RMB624.5 million (US$90.5 million) for the year of 2022, compared with RMB3,104.8 million for the year of 2021. The decrease was primarily due to (i) a RMB2,112.5 million decrease in marketing expenses to third-party traffic channels, and (ii) a RMB358.2 million decrease in outsourced sales and marketing service fees to third parties.

•

General and administrative expenses decreased by 26.7% year over year to RMB388.7 million (US$56.4 million) for the year of 2022, compared with RMB530.5 million for the year of 2021. The year-over-year variance was due to the combined impact of (i) a decrease of RMB109.8 million in share-based compensation expenses, (ii) a RMB21.2 million decrease in personnel cost, and (iii) a decrease of RMB39.0 million impairment loss over prepayment for the year of 2021, and partially offset by an increase of RMB 23.5 million allowance for doubtful accounts for the year of 2022,.

•

Research and development expenses decreased by 23.1% year over year to RMB291.3 million (US$42.2 million) for year of 2022, compared with RMB379.0 million for the year of 2021. The decrease was primarily due to RMB66.0 million decreases in research and development personnel costs.

Operating profit for the year of 2022 was RMB478.0 million (US$69.3 million), compared with an operating loss of RMB1,862.8 million for the year of 2021.

Interest income for the year of 2022 was RMB81.7 million (US$11.8 million), compared with RMB48.7 million for the year of 2021. The increase was primarily due to the increase in our bank balance and short-term investments as a result of the positive operating cash flow generated from the business.

Income tax expense for the year of 2022 was RMB23.0 million (US$3.3 million), compared with an income tax benefit of RMB221.0 million for the year of 2021.

Net profit attributable to Waterdrop for the year of 2022 was RMB607.7 million (US$88.1million), compared with a net loss of RMB1,574.1 million for the year of 2021.

Adjusted net profit attributable to Waterdrop for the year 2022 was RMB735.2 million (US$106.6 million), compared with an adjusted net loss of RMB1,220.9 million for the year of 2021.

Share Repurchase Plan

Pursuant to the share repurchase program launched in September 2021 and amended in September 2022, as of the end of the fourth quarter of 2022, we had cumulatively repurchased approximately 8.4 million ADSs from the open market with cash for a total consideration of approximately US$12.4 million.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD” or “US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8972 to US$1.00, the noon buying rate in effect on December 30, 2022 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, such as adjusted net operating revenue and adjusted net profit/loss, in evaluating the Company’s operating results and for financial and operational decision-making purposes. Adjusted net operating revenue represents net operating revenue excluding management fee income from mutual aid business. Adjusted net profit/loss represents net profit/loss excluding share-based compensation expense, the impact of terminating the mutual aid plan and foreign currency exchange gain or losses. Such adjustments have no impact on income tax.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Investors are encouraged to review the Company’s historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net operating revenue and adjusted net profit/loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. Waterdrop may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Waterdrop’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Waterdrop’s mission, goals and strategies; Waterdrop’s future business development, financial condition and results of operations; the expected growth of the insurance, medical crowdfunding and healthcare industry in China; Waterdrop’s expectations regarding demand for and market acceptance of our products and services; Waterdrop’s expectations regarding its relationships with consumers, insurance carriers and other partners; competition in the industry and relevant government policies and regulations relating to insurance, medical crowdfunding and healthcare industry. Further information regarding these and other risks is included in Waterdrop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Waterdrop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Conference Call Information

Waterdrop’s management team will hold a conference call on March 17, 2023 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time on the same day) to discuss the financial results. Dial-in details for the earnings conference call are as follows:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Hong Kong Toll Free:	800-963976
Hong Kong:	852-58081995
Mainland China:	4001-206115
Chinese Line Entry Number:	6859276
English Interpretation Line Entry Number:	9375854

Please dial in 15 minutes before the call is scheduled to begin and provide the Elite Entry Number to join the call.

A telephone replay will be accessible two hours after the conclusion of the conference call through March 24, 2023 by dialing the following numbers:

United States Toll Free:	1-877-344-7529
International:	1-412-317-0088
Chinese Line Access Code:	7585967
English Interpretation Line Access Code:	7172612

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.waterdrop-inc.com/.

About Waterdrop Inc.

Waterdrop Inc. (NYSE: WDH) is a leading technology platform dedicated to insurance and healthcare service with a positive social impact. Founded in 2016, with the comprehensive coverage of Waterdrop Insurance Marketplace and Waterdrop Medical Crowdfunding, Waterdrop aims to bring insurance and healthcare service to billions through technology. For more information, please visit www.waterdrop-inc.com.

For investor inquiries, please contact

Waterdrop Inc.

IR@shuidi-inc.com

WATERDROP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, unless otherwise noted)

	As of
	December 31, 2021	December 31, 2022
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	817,719	1,574,171	228,233
Restricted cash	667,664	517,364	75,011
Short-term investments	1,969,362	2,130,377	308,876
Accounts receivable, net	643,843	675,796	97,981
Current contract assets	563,611	450,085	65,256
Amount due from related parties	1,049	358	52
Prepaid expense and other assets	369,794	342,468	49,655

Total current assets	5,033,042	5,690,619	825,064

Non-current assets
Non-current contract assets	29,889	103,591	15,019
Property, equipment and software, net	44,762	31,397	4,552
Intangible assets, net	56,753	56,614	8,208
Long-term investments	11,812	11,969	1,735
Right of use assets, net	59,081	18,447	2,675
Deferred tax assets	11,840	6,166	894
Goodwill	3,420	3,420	496

Total non-current assets	217,557	231,604	33,579

Total assets	5,250,599	5,922,223	858,643

Liabilities and Shareholders’ Equity
Current liabilities
Amount due to related parties	20,449	11,553	1,675
Insurance premium payables	685,028	516,661	74,909
Deferred revenue	803	—	—
Accrued expenses and other current liabilities	498,752	584,123	84,689
Current lease liabilities	44,113	9,354	1,356

Total current liabilities	1,249,145	1,121,691	162,629

Non-current liabilities
Non-current lease liabilities	14,477	4,701	682
Deferred tax liabilities	13,551	29,703	4,307

Total non-current liabilities	28,028	34,404	4,989

Total liabilities	1,277,173	1,156,095	167,618

Shareholders’ equity
Class A ordinary shares	107	108	16
Class B ordinary shares	27	27	4
Treasury stock	—	(3)	—
Additional paid-in capital	7,329,420	7,384,670	1,070,677
Accumulated other comprehensive (loss)/income	(21,492)	108,245	15,694
Accumulated deficit	(3,334,636)	(2,726,919)	(395,366)

Total shareholders’ equity	3,973,426	4,766,128	691,025

Total liabilities and shareholders’ equity	5,250,599	5,922,223	858,643

WATERDROP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended				For the Twelve Months Ended December 31,
	December 31, 2021	September 30, 2022	December 31, 2022		2021	2022
	RMB	RMB	RMB	USD	RMB	RMB	USD
Operating revenue, net	603,888	772,192	679,470	98,514	3,205,914	2,801,768	406,218

Operating costs and expenses(i)
Operating costs	(197,133)	(341,293)	(278,573)	(40,389)	(1,054,475)	(1,019,362)	(147,794)
Sales and marketing expenses	(241,010)	(137,919)	(137,793)	(19,978)	(3,104,769)	(624,478)	(90,541)
General and administrative expenses	(148,715)	(82,039)	(118,563)	(17,190)	(530,522)	(388,651)	(56,349)
Research and development expenses	(90,967)	(78,378)	(71,685)	(10,393)	(378,990)	(291,290)	(42,233)

Total operating costs and expenses	(677,825)	(639,629)	(606,614)	(87,950)	(5,068,756)	(2,323,781)	(336,917)

Operating (loss)/profit	(73,937)	132,563	72,856	10,564	(1,862,842)	477,987	69,301

Other income
Interest income	12,192	24,331	27,677	4,013	48,662	81,713	11,847
Foreign currency exchange (loss)/gain	(5,616)	(1,012)	4,260	618	9,349	4,064	589
Others, net	1,198	4,598	21,954	3,182	9,764	66,929	9,704

(Loss)/profit before income tax	(66,163)	160,480	126,747	18,377	(1,795,067)	630,693	91,441

Income tax (expense)/benefit	(5,034)	9,134	(545)	(79)	220,987	(22,976)	(3,331)

Net (loss)/profit attributable to Waterdrop Inc.	(71,197)	169,614	126,202	18,298	(1,574,080)	607,717	88,110

Preferred shares redemption value accretion	—	—	—	—	(152,287)	—	—
Net (loss)/profit attributable to ordinary shareholders	(71,197)	169,614	126,202	18,298	(1,726,367)	607,717	88,110

Net (loss)/profit	(71,197)	169,614	126,202	18,298	(1,574,080)	607,717	88,110
Other comprehensive (loss)/income:
Foreign currency translation adjustment, net of tax	(10,465)	93,742	(40,297)	(5,843)	(36,640)	129,563	18,785
Unrealized gains/(loss) on available for sale investments, net of tax	154	341	(4,339)	(629)	192	174	25

Comprehensive (loss)/income	(81,508)	263,697	81,566	11,826	(1,610,528)	737,454	106,920

Weighted average number of ordinary shares used in computing net (loss)/profit per share
Basic	3,935,102,446	3,916,993,146	3,903,634,639	3,903,634,639	2,990,507,749	3,921,388,720	3,921,388,720
Diluted	3,935,102,446	3,999,147,416	4,067,145,456	4,067,145,456	2,990,507,749	4,022,467,160	4,022,467,160
Net (loss)/profit per share attributable to ordinary shareholders
Basic	(0.02)	0.04	0.03	0.00	(0.58)	0.15	0.02
Diluted	(0.02)	0.04	0.03	0.00	(0.58)	0.15	0.02

(i)	Share-based compensation expenses are included in the operating costs and expenses as follows.

	For the Three Months Ended				For the Twelve Months Ended December 31,
	December 31, 2021	September 30, 2022	December 31, 2022		2021	2022
	RMB	RMB	RMB	USD	RMB	RMB	USD
Sales and marketing expenses	(1,876)	(1,912)	(9,635)	(1,397)	(10,853)	(16,120)	(2,337)
General and administrative expenses	(25,880)	(19,665)	(23,886)	(3,463)	(190,252)	(80,448)	(11,664)
Research and development expenses	(4,018)	(3,975)	(4,201)	(609)	(25,056)	(15,458)	(2,241)

Total	(31,774)	(25,552)	(37,722)	(5,469)	(226,161)	(112,026)	(16,242)

WATERDROP INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, unless otherwise noted)

	For the Three Months Ended				For the Twelve Months Ended December 31,
	December 31, 2021	September 30, 2022	December 31, 2022		2021	2022
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net operating revenue	603,888	772,192	679,470	98,514	3,205,914	2,801,768	406,218

Less:
Management fee income	—	—	—	—	2,745 (ii)	—	—

Adjusted net operating revenue	603,888	772,192	679,470	98,514	3,203,169	2,801,768	406,218

	For the Three Months Ended				For the Twelve Months Ended December 31,
	December 31, 2021	September 30, 2022	December 31, 2022		2021	2022
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net (loss)/profit	(71,197)	169,614	126,202	18,298	(1,574,080)	607,717	88,110

Add:
Share-based compensation expense	31,774	25,552	37,722	5,469	226,161	112,026	16,242
Foreign currency exchange loss/(gain)	5,616	1,012	(4,260)	(618)	(9,349)	(4,064)	(589)
Impairment loss	39,717	—	—	—	39,717	—	—
Impact of terminating the mutual aid plan(iii)	—	19,549	—	—	96,697	19,549	2,834

Adjusted net profit/(loss)	5,910	215,727	159,664	23,149	(1,220,854)	735,228	106,597

(ii)

This represents the net management fee revenue related to the mutual aid business for the three months ended March 31, 2021 after recording the RMB19.9 million reduction of management fee revenue previously recognized for each participant to the extent of the cumulative amount earned until March 26, 2021.

(iii)

This represents the estimated cost of medical expenses and cost of one-year health insurance coverage. RMB19.9 million (US$2.9 million) was accounted for as a reduction of management fee revenue previously recognized for each participant to the extent of the cumulative amount earned until March 26, 2021. RMB96.4 million (US$14.0 million) was recorded as operating costs.